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10028801

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8- 67133

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/2009_____ AND ENDING_____12/31/2009_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL GUARDIAN LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

420 Park St.
_____
                    (No. and Street)

Belmont   NC   28012
_____
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis, LLC
_____
          (Name – if individual, state last, first, middle name)

200 E. Broad Street   Greenville   South Carolina   29601
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC
Mail Processing
Section

FEB 26 2010

SEC 1410 (06-02)

Washington, DC
105

3/6/2010
JD

OATH OR AFFIRMATION

I, _____Michael E. Frayed_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Capital Guardian LLC_____ , as
of _____December 31_____ , 20 09 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

None

_____
Signature

_____CFO_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.

ANNUAL AUDITED REPORT

DECEMBER 31, 2009

Capital Guardian, LLC
(Name of Respondent)

420 Park Street, Suite 100
Belmont, North Carolina 28012
(Address of principal executive office)

Mr. Mike Fayed
Principal
Capital Guardian, LLC
420 Park Street, Suite 100
Belmont, North Carolina 28012

(Name and address of person authorized to receive
notices and communications from the Securities and
Exchange Commission)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.

ANNUAL AUDITED REPORT

DECEMBER 31, 2009

Capital Guardian, LLC
(Name of Respondent)

420 Park Street, Suite 100
Belmont, North Carolina 28012
(Address of principal executive office)

Mr. Mike Fayed
Principal
Capital Guardian, LLC
420 Park Street, Suite 100
Belmont, North Carolina 28012

(Name and address of person authorized to receive
notices and communications from the Securities and
Exchange Commission)

CAPITAL GUARDIAN, LLC

REPORT ON FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009
(Pursuant to paragraph (d) of Rule 17a-5
of the Securities Exchange Act of 1934)

CAPITAL GUARDIAN, LLC

TABLE OF CONTENTS



INDEPENDENT AUDITOR'S REPORT

The Member
Capital Guardian, LLC
Belmont, North Carolina

We have audited the accompanying statement of financial condition of Capital Guardian, LLC (the "Company") as of December 31, 2009 and the related statements of operations, changes in member's equity, and cash flows, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Guardian, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 10 - 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elliott Davis, PLLC

Charlotte, North Carolina
February 22, 2010

CAPITAL GUARDIAN, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents:		
Interest-bearing deposits	$	53,258
Non-interest bearing deposits		73,022
Accounts receivable		70,214
Office furniture and equipment, net		4,319
Deposit with clearing firm		500,000
Prepaid expenses		14,108
Total assets	$	714,921

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	15,216
Commissions payable		271,404
Labor payable		27,611
Due to related party		6,465
Total liabilities		320,696
MEMBER'S EQUITY		
Contributed capital - 100 units authorized, issued and outstanding		1,397,866
Retained deficit		(1,003,641)
Total member's equity		394,225
Total liabilities and member's equity	$	714,921

The accompanying notes are an integral part of this financial statement.

CAPITAL GUARDIAN, LLC
STATEMENT OF OPERATIONS
For the year ended December 31, 2009

REVENUES		
Commission income	$	1,962,317
Other		45,859
Total revenues		2,008,176
EXPENSES		
Employee compensation and benefits		2,162,740
Occupancy and equipment		9,084
Rent		33,465
Broker dealer charges		101,661
Insurance		82,566
Professional fees		230,380
License and registration fees		86,238
Telephone		14,419
Other general and administrative		182,746
Total expenses		2,903,299
Net loss	$	(895,123)

The accompanying notes are an integral part of this financial statement.

CAPITAL GUARDIAN, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2009

	Contributed capital	Retained deficit	Total members' equity
MEMBERS' EQUITY, BEGINNING OF YEAR	$ 200,000	$ (108,518)	$ 91,482
Net loss	-	(895,123)	(895,123)
Member contributions	1,197,866	-	1,197,866
MEMBERS' EQUITY, END OF YEAR	$ 1,397,866	$ (1,003,641)	$ 394,225

The accompanying notes are an integral part of this financial statement.

CAPITAL GUARDIAN, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2009

OPERATING ACTIVITIES		
Net loss	$	(895,123)
Adjustments to reconcile net loss to net cash		
used for operating activities		
Depreciation		1,572
Net change in operating assets and liabilities:		
Accounts receivable		(70,214)
Prepaid expenses		(3,702)
Accounts payable		343
Commissions payable		271,404
Labor payable		27,611
Due to related party		(54,819)
Net cash used for operating activities		(722,928)
INVESTING ACTIVITIES		
Deposit with clearing firm		(475,000)
Purchase of leasehold improvements		(780)
Net cash used for investing activities		(475,780)
FINANCING ACTIVITIES		
Member contributions		1,197,866
Net cash provided by financing activities		1,197,866
Net decrease in cash		(842)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		127,122
CASH AND CASH EQUIVALENTS, END OF YEAR	$	126,280

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Business activity and regulation

Capital Guardian, LLC (the "Company") is a registered broker/dealer licensed in 24 states serving the eastern United States, and is a member of the Financial Industry Regulatory Authority ("FINRA"), a self regulatory organization formed in 2007 to replace the National Association of Securities Dealers, Inc. ("NASD"). The Company began operations as a registered broker/dealer on May 31, 2006. Prior to its approval with NASD on April 6, 2006, the Company was functioning as a branch office of Raymond James Financial Services, a securities broker/dealer. The Company is a wholly owned subsidiary of Capital Guardian Holding, LLC.

The Company is an introducing broker/dealer and utilizes a third party as its clearing firm. The securities purchased or sold through the clearing firm are not insured by the Federal Deposit Insurance Corporation ("FDIC") or any other federal or state deposit guarantee fund, and are subject to investment risk, including possible loss of the principal invested.

Beginning in May, 2006, the Company began operations as an independent securities broker/dealer under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3 of the Securities and Exchange Commission and, accordingly, will be exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Cash and cash equivalents

The Company considers all short-term non-equity investments with an original maturity of three months or less to be cash equivalents.

Recognition of revenue

Commissions earned on sales and purchases of securities for customers are recorded on the date the transaction is executed, otherwise referred to as the "trade date".

Accounts receivable

The Company believes accounts receivables to be fully collectible; therefore, no allowance for doubtful accounts has been established. Bad debts are recorded using the direct write-off method. Generally accepted accounting principles require that the allowance method be used to recognize bad debts; however, the effect of using the direct write-off method is not materially different from the results that would have been obtained under the allowance method.

Office furniture and equipment

Office furniture and equipment are carried at cost, with depreciation being provided primarily using the straight-line method over the assets' estimated useful lives from 5 to 10 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

Income taxes

Limited liability companies are essentially taxed as partnerships, with net income or loss flowing through to the members' individual tax returns. Accordingly, no provision for income taxes is reflected in the Company's financial statements.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value measurements

Effective January 1, 2008 the Company adopted codification topic, "Fair Value Measurements" which provides a framework for measuring and disclosing fair value under generally accepted accounting principles. This topic requires disclosures about the fair value of assets and liabilities recognized in the balance sheet in periods subsequent to initial recognition, whether the measurements are made on a recurring basis or on a nonrecurring basis.

This topic defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Recurring basis – the Company's only asset carried at fair value or measured at fair value on a recurring basis is cash and cash equivalents. The carrying value of cash and cash equivalents approximates fair value. The Company has no liabilities carried at fair value or measured at fair value on a recurring basis.

Nonrecurring basis – the Company has no assets or liabilities carried at fair value or measured at fair value on a nonrecurring basis. The Company has no assets or liabilities whose fair values are measured using level 3 inputs.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company pays management fees for payroll processing and investment advisory services to companies related through common ownership, pursuant to a service agreement entered into during 2006. Prior to February 2009, expenses were shared based on a ratio of total client assets under management by both companies. In February 2009, the agreement was modified to share expenses based on time studies for employees and direct expense allocation for specific charges.

For the year ended December 31, 2009, the expenses incurred related to this agreement were approximately $750,000.

NOTE 3 - DEPOSIT WITH CLEARING FIRM

The Company clears certain of its proprietary and customer transactions through its clearing firm, on a fully disclosed basis. The clearing firm requires that the Company maintain a minimum balance of $100,000, which serves as a "good faith" deposit, used in the instance of a possible trade loss or failure incurred by the Company. As of December 31, 2009, the Company has $500,000 on deposit with the clearing firm.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission ("SEC") uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and also requires a broker to maintain a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

As of December 31, 2009, the Company's net capital was $375,798, which was $354,418 in excess of its required net capital of $21,380. The Company's net capital ratio (aggregate indebtedness to net capital) was .85 to 1.

NOTE 5 - OFF-STATEMENT OF FINANCIAL CONDITION AND CONCENTRATION OF CREDIT RISK

As discussed in Note 1, the Company's customers' securities transactions are cleared on a fully disclosed basis by its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-statement of financial condition risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company does not anticipate nonperformance by customers or its clearing brokers. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

NOTE 6 - SUBSEQUENT EVENTS

These financial statements have not been updated for subsequent events occurring after February 22, 2010 which is the date these financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2009

CAPITAL GUARDIAN, LLC
AS OF DECEMBER 31, 2009

SCHEDULE 1

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SEC

NET CAPITAL

TOTAL MEMBER'S EQUITY		$ 394,225
ADD		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		394,225
DEDUCT		
Nonallowable assets		
Prepaid expenses	14,108	
Book value of office furniture	4,319	18,427
Net capital		$ **375,798**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIRED (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ **21,380**
EXCESS NET CAPITAL	$ **354,418**

AGGREGATE INDEBTEDNESS

LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION	
Due to related party	6,465
Commissions payable	271,404
Labor payable	27,611
Accounts payable	15,216
	$ **320,696**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.85 to 1**

There are no material differences between amounts presented in the computation of net capital set forth above and the amounts as reported in the Company's unaudited Part II-A Focus report as of December 31, 2009.

CAPITAL GUARDIAN, LLC
AS OF DECEMBER 31, 2009

<u>SCHEDULE 2</u>

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SEC
AS OF DECEMBER 31, 2009

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii).

<u>SCHEDULE 3</u>

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SEC
AS OF DECEMBER 31, 2009

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii).



INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON
PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILATION

To the Member
Capital Guardian, LLC
Belmont, North Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Capital Guardian, LLC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC , solely to assist you and the other specified parties in evaluating Capital Guardian LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Capital Guardian, LLC's management is responsible for Capital Guardian LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries to copies of the accounts payable register noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis, PLLC

Charlotte, North Carolina
February 22, 2010



INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Member
Capital Guardian, LLC
Belmont, North Carolina

In planning and performing our audit of the financial statements and supplemental schedules of Capital Guardian, LLC as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives.

- 14 -

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operating of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such as there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in a more than remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis, PLLC

Charlotte, North Carolina
February 22, 2010